Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

Transaction Update:

PepsiCo believes that it can consummate its acquisitions of Pepsi Bottling Group and PepsiAmericas by the end of the first quarter of 2010 without a “Second Request” being issued by the Federal Trade Commission, and without the imposition of any remedy which would have a material adverse affect on PepsiCo or the benefits of the contemplated transactions.

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG. A definitive proxy statement/prospectus will be mailed to shareholders of PBG after the registration statement is declared effective. The registration statement has not yet become effective. PepsiCo and PepsiAmericas, Inc. (“PAS”) have filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS. A definitive proxy statement/prospectus will be mailed to shareholders of PAS after the registration statement is declared effective. The registration statement has not yet become effective. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

Statements in this communication that are “forward-looking statements”, including PepsiCo’s 2009 and 2010 guidance, are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.